# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OCCIDENTAL PETROLEUM CORPORATION, CIK 0000797468
CUSIP: 674599105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 5 Greenway Plaza, Suite 110, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 348,853,373.38; sole dispositive power 0; shared dispositive power 348,853,373.38; aggregate amount beneficially owned 348,853,373.38 (32.7% of the class)
  Comment: The 348,853,373.38 shares of Common Stock reported in Boxes 6 and 8 includes warrants for an aggregate of 83,911,942.38 shares of Common Stock.
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 348,853,373.38; sole dispositive power 0; shared dispositive power 348,853,373.38; aggregate amount beneficially owned 348,853,373.38 (32.7% of the class)
  Comment: The 348,853,373.38 shares of Common Stock reported in Boxes 6 and 8 includes warrants for an aggregate of 83,911,942.38 shares of Common Stock.
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 348,853,373.38; sole dispositive power 0; shared dispositive power 348,853,373.38; aggregate amount beneficially owned 348,853,373.38 (32.7% of the class)
  Comment: The shares of Common Stock of Occidental Petroleum Corporation ("Occidental") reported in this Schedule 13G include warrants for an aggregate of 83,911,942.38 shares of Common Stock exercisable by certain of the Reporting Persons within 60 days (the "Berkshire Warrants"). All shares of Common Stock underlying the Berkshire Warrants are treated as outstanding for purposes of computing the percentage ownership of each of the Reporting Persons reported in this Schedule 13G. The Berkshire Warrants were issued on August 8, 2019 initially for 80,000,000 million shares of Common Stock at an exercise price of $62.50 per share, but on June 26, 2020, Occidental's Board of Directors declared a distribution to its common shareholders of warrants to purchase additional shares of Common Stock, which distribution resulted in an anti-dilution adjustment to the Berkshire Warrants that lowered the exercise price to $59.624 per share and increased the number of shares of Common Stock issuable on exercise of the Berkshire Warrants to 83,858,848.81. The Berkshire Warrants have not been exercised. Additionally, on March 3, 2025, Berkshire was notified that Occidental was offering to holders of the warrants distributed on June 26, 2020 the opportunity to exercise the warrants at a temporarily reduced exercise price. On July 17, 2025, Berkshire was informed that the exercise price of the Berkshire warrants was reduced to $59.586 per share, due to an anti-dilution adjustment, and the number of shares of Common Stock issuable upon the exercise of the Berkshire Warrants was increased to 83,911,942.38.

## Item 1. Issuer
Name of issuer: OCCIDENTAL PETROLEUM CORPORATION
Address of issuer's principal executive offices: 5 Greenway Plaza, Houston, TX 77046

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Indemnity Company
1314 Douglas Street
Omaha, Nebraska 68102
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (Delaware); National Indemnity Company (Nebraska).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, To Come (08/14/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Chariman of the Board (08/14/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Attorney-in-Fact (08/14/2025)